Mail Stop 4561

September 23, 2008

Edward A. Foster, CEO
Identica Holdings Corporation
3825 Henderson Blvd., Suite 605A
Tampa, FL 33629

> **Re:** **Identica Holdings Corporation**
> **Amendment No. 8 to Form S-1**
> **Filed September 5, 2008**
> **File No. 333-137710**

Dear Mr. Foster:

We have reviewed your revised filing and response letter, and we have the following comments.

Consolidated Financial Statements As of June 30, 2008

Consolidated Balance Sheets, page F-21

1.   Revise your interim financial statements to provide a balance sheet as of the end of the preceding fiscal year pursuant to Rule 8-03 of Regulation S-X.

2.   The brackets around your liability balances suggest they are debit balances. However, the balances appear to be credit balances. If this is correct, please revise to remove the brackets on your liability balances similar to your presentation of common stock and additional paid-in capital.

Consolidated Statements of Operations and Comprehensive Loss, page F-22

3.   Revise to provide income statements for the most recent interim quarter and the comparable quarter of the preceding fiscal year pursuant to Instruction 1 to Rule 8-03 of Regulation S-X.

8. Notes Payable, page F-29

4.   Tell us and revise to disclose the terms of the non-interest bearing demand note in further detail. As part of your response, please clarify whether the note holder is a related party and whether the note contains any unstated rights or privileges (such as a conversion feature). Explain why the note holder loaned you cash on at zero interest.

If you have questions regarding comments on the financial statements or related matters, please contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (516) 887-8250
        David Lubin, Esq.
        David Lubin & Associates, PLLC
        Telephone: (516) 887-8200